Filed Pursuant to Rule 433
Registration Statement No. 333-271881

Jefferies Financial Group Inc.
Market Linked Securities

Market Linked Securities— Auto-Callable with Contingent Coupon with Memory Feature and Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of NVIDIA Corporation, the Class A Common Stock of Meta Platforms, Inc. and the Common Stock of Tesla Inc. due March 4, 2031
Term Sheet to Preliminary Pricing Supplement dated February 25, 2026

Summary of Terms
Issuer:	Jefferies Financial Group Inc.
Underlying Stocks:
The common stock of NVIDIA Corporation (Bloomberg ticker: NVDA), the class A common stock of Meta Platforms, Inc. (Bloomberg ticker: META) and the common stock of Tesla Inc. (Bloomberg ticker: TSLA) (each referred to as an “Underlying Stock,” and collectively as the “Underlying Stocks”)

Pricing Date*:	February 27, 2026
Issue Date*:	March 4, 2026
Face Amount and Original Offering Price:	$1,000 per security
Contingent Coupon Payments (with Memory Feature):
On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price of the lowest performing Underlying Stock on the related calculation day is greater than or equal to its threshold price. Each “contingent coupon payment,” if any, will be calculated per security as follows: ($1,000 × contingent coupon rate)/4. In addition, if the stock closing price of the lowest performing Underlying Stock on one or more calculation days is less than its threshold price and, on a subsequent calculation day, the stock closing price of the lowest performing Underlying Stock on that subsequent calculation day is greater than or equal to its threshold price, the securities will pay the contingent coupon payment due for that subsequent calculation day plus all previously unpaid contingent coupon payments (without interest on amounts previously unpaid).

Contingent Coupon Payment Dates:	Quarterly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date.
Contingent Coupon Rate”	At least 16.30% per annum, to be determined on the pricing date.
Automatic Call:
If the stock closing price of the lowest performing Underlying Stock on any of the calculation days from November 2026 to November 2030, inclusive, is greater than or equal to its starting price, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments, if otherwise payable.

Calculation Days*:	Quarterly, on the 27th of each February, May, August and November, commencing May 2026 and ending November 2030, and on February 27, 2031 (the “final calculation day”)
Call Settlement Date:	Three business days after the applicable calculation day.
Performance Factor:	With respect to an Underlying Stock on any calculation day, its stock closing price on such calculation day divided by its starting price (expressed as a percentage).
Maturity Payment Amount (per security):
•    if the ending price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its threshold price:
$1,000; or
•    if the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price:
$1,000 × (performance factor of the lowest performing Underlying Stock + buffer amount)

Lowest Performing Underlying Stock:	For any calculation day, the lowest performing Underlying Stock will be the Underlying Stock with the lowest performance factor on that calculation day.
Stated Maturity Date*:	March 3, 2031
*subject to change
** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services
Summary of Terms (continued)
Starting Price:	For each Underlying Stock, its stock closing price on the pricing date
Ending Price:	For each Underlying Stock, its stock closing price on the final calculation day
Threshold Price:	For each Underlying Stock, 70% of its starting price
Buffer Amount:	30%
Calculation Agent:	Jefferies Financial Services Inc. (“JFSI”), a wholly owned subsidiary of Jefferies Financial Group Inc.
Denominations:	$1,000 and any integral multiple of $1,000
Agents Discount**:
Up to 2.825%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.00% and WFS may pay 0.075% of the agent’s discount to WFA as a distribution expense fee

CUSIP:	47233YUZ6
Material Tax Consequences:	See the preliminary pricing supplement.
Hypothetical Payout Profile
(Maturity Payment Amount)
If the securities are not automatically called prior to stated maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will receive less, and possible 70% less, than the face amount of your securities on the maturity date.
Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Underlying Stock, but you will have downside exposure to the lowest performing Underlying Stock on the final calculation day in excess of the buffer amount if the ending price of that Underlying Stock is less than the threshold price.
We estimate that the value of each security on the pricing date will be approximately $951.60, or within $30.00 of that estimate.  See “Estimated Value of the Securities” in the accompanying preliminary pricing supplement for more information.
Preliminary Pricing Supplement:
https://www.sec.gov/Archives/edgar/data/96223/000114036126006956/ef20066594_424b2.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet and the accompanying preliminary pricing supplement and “Risk Factors” in the accompanying product supplement.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations
The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement and the “Risk Factors” section in the accompanying product supplement. Please review those risk disclosures carefully.

●	If The Securities Are Not Automatically Called Prior To Stated Maturity, You May Lose Some Or A Significant Portion Of The Face Amount Of Your Securities At Stated Maturity.
●
The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.

●	The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.
●
Your Return On The Securities Will Depend Solely On The Performance Of The Underlying Stock That Is The Lowest Performing Underlying Stock On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.

●	You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
●
You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Stock On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Stock.

●	Higher Contingent Coupon Rates Are Associated With Greater Risk.
●	The Securities Are Subject To A Potential Automatic Call, Which Would Limit Your Ability To Receive Further Payment On The Securities.
●	A Contingent Coupon Payment Date, A Call Settlement Date Or The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.
●	The Tax Consequences Of An Investment In Your Securities Are Uncertain.
●	The Securities Are Subject To Our Credit Risk.
●	The Estimated Value Of The Securities On The Pricing Date, Based On Jefferies LLC Proprietary Pricing Models At That Time And Our Internal Funding Rate, Will Be Less Than The Original Offering Price.
●	The Estimated Value Of The Securities Was Determined For Us By Our Subsidiary Using Proprietary Pricing Models.
●	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Our Secondary Market Rate.
●	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which WFS, Jefferies LLC Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
●	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
●	The Securities Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Securities To Develop.
●
Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of Each Underlying Stock And Therefore The Securities Are Subject To The Risks Associated With The Underlying Stocks, As Discussed In The Accompanying Pricing Supplement and Product Supplement.

●	Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Jefferies LLC.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.